Notice of 2015 annual meeting of shareholders

When

Thursday, April 30, 2015 at 3:00 p.m. Vancouver time

Where

The Vancouver Club

Grand Ballroom

915 West Hastings Street

Vancouver, British Columbia V6C 1C6

We’ll cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2014 and the auditor’s report
2.	Elect ten directors to the board to hold office until the end of our 2016 annual meeting (see “Electing directors” and “About the nominated directors” on pages 8 and 12 of the circular)
3.	Re-appoint KPMG as the independent auditor for 2015 (see “Appointing the independent auditor” and “About the auditor” on pages 8 and 22 of the circular)
4.	Authorize the directors to set the auditor’s pay (see “Setting the auditor’s pay” and “About the auditor” on pages 8 and 22 of the circular)
5.	Other business

Your vote is important

You’re entitled to receive this notice and vote at our 2015 annual meeting if you owned common shares of Eldorado Gold Corporation (Eldorado or the company) as of the close of business on March 12, 2015 (the record date for the 2015 annual meeting).

Notice-and-access

In November 2012, the Canadian Securities Administrators adopted regulatory amendments to securities legislation that allow public companies to advise their shareholders of the availability of electronic delivery of all proxy-related materials on a readily available website, rather than mailing physical copies of the materials.

In 2014 Eldorado began a process using the notice-and-access procedures for the delivery of meeting materials to shareholders in respect of the meeting. We are continuing this practice in 2015 and instead of receiving paper copies of the management proxy circular for the meeting (the circular), you are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions. The use of notice-and-access is more environmentally responsible by helping to reduce paper use and provides considerable cost savings in printing and mailing costs.

The company will mail paper copies of the circular and other meeting materials to those registered and beneficial shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. Information on how to obtain electronic and paper copies of the circular and other meeting materials in advance of the meeting follows.

The circular contains important information about the meeting, who can vote and how to vote. We encourage and remind you to access the circular and read it carefully prior to voting.

Accessing the circular online

The circular, form of proxy, annual return card, annual audited consolidated financial statements and associated management’s discussion and analysis (MD&A) will be available on the company’s website (www.eldoradogold.com/shareholder-materials) as of March 30, 2015 and will remain on the website for one full year thereafter. The meeting materials are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado’s name as of March 30, 2015.

Requesting paper copies

You may request, without charge, a paper copy of the circular by contacting Eldorado as follows:

E-mail:	Telephone:	Facsimile:	Mail:
info@eldoradogold.com	1.604.687.4018 1.888.353.8166 (toll-free)	1.604.687.4026	Corporate Secretary Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited consolidated financial statements and MD&A.

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Tuesday, April 28, 2015 to our transfer agent at:

Valiant Trust Company of Canada
P.O. Box 6510 Station Terminal

Vancouver, British Columbia V6B 4B5

You may also vote by facsimile, telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Tuesday, April 28, 2015.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Shareholder Services by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 17, 2015